ETF Opportunities Trust

8730 Stony Point Parkway, Suite 205

Richmond, VA 23235

FORESIDE FUND SERVICES, LLC

Three Canal Plaza, Suite 100

Portland, ME 04101

December 10, 2021

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention: Karen Rossotto

RE:	Post-Effective Amendment No. 24 to the Registration Statement filed for the N-1A Filing (File number 333-234544) for UBC Algorithmic Fundamentals ETF, a series of ETF Opportunities Trust (the “Trust”)

Dear Ms. Rossotto:

On behalf of the above referenced Registrant and its principal underwriter, Foreside Fund Services, LLC, pursuant to the requirements of Rule 461 under the Securities Act, we respectfully request that the effectiveness of Post-Effective Amendment No. 24 to the Registrant’s Registration Statement on Form N-1A filed on December 10, 2021 be accelerated on December 10, 2021, as of 4:00 p.m. Eastern Time.

Thank you for your prompt attention to the request for acceleration. Please contact John H. Lively at 913-660-0778 if you have any questions or need further information.

/s/ David A. Bogaert	/s/ Mark A. Fairbanks
David A. Bogaert	Mark A. Fairbanks
President	Vice President
ETF Opportunities Trust	Foreside Fund Services, LLC